EXHIBIT 18



February 4, 2002


VIA FACSIMILE & CERTIFIED MAIL

Ms. Sarah McDaniel
Investor Relations
Mendocino Brewing Company, Inc.
P. O. Box 547
Mountain Ranch, CA 95246

         RE:      Notification of Potential Delisting Action

Dear Ms. McDaniel:

PCX Equities, Inc. ("PCXE") has reviewed Mendocino Brewing Company, Inc.'s ("Company") compliance with PCXE's continued listing requirements and has determined that the Company's Common Stock may be subject to the initiation of delisting proceedings. This determination was based on the Company's non-compliance with PCXE's listing maintenance requirement for share bid price [PCXE Rule 5.5(h)(4)].

At its Tuesday, March 5, 2002 meeting (to be held at PCXE corporate headquarters at 11:00 a.m.), PCXE will conduct a formal review of the Company's listing status and actions taken to specifically address the share bid price deficiency in evaluating whether continued listing is appropriate. That meeting will be conducted pursuant to PCXE rule 5.5(m). If PCXE decides in favor of delisting at such meeting, the Company's Common Stock will be suspended from trading before the opening of business on Wednesday, March 6, 2002.

You are invited to submit in writing any relevant information for review at PCXE's March 5 meeting no later than February 25, 2002. PCXE will consider any reasons you provide in writing as to why you believe the Company's security should not be delisted.

The Company will receive written notification of PCXE's decision (via facsimile) by the close of business on Tuesday, March 5, 2002. In the event that PCXE determines to delist the Company's Common Stock, PCXE's written notification will also provide relevant information regarding the Company's right to appeal PCXE's decision to the Board of Directors and request a hearing pursuant to PCXE Rule 5.5(m)(4 through 9). Such process is only designed to review whether cause(s) for the decision were valid and whether such decision was effected pursuant to PCXE rules.


                              Exhibit 18 - page 1

In the meantime, the Company is reminded of its ongoing obligation to keep PCXE apprised of any corporate development(s) that may reasonably be expected to impact the Company's operations and/or listing status. Any corporate disclosures so provided will be handled with the strictest confidentiality.

Please contact me at (415) 393-4254 or Aaron Autajay at (415) 393-4208, if you have any questions.

Sincerely,


Michael A. Tomars
Managing Director,
Securities Qualification & Regulatory Services

cc:      A. L. Autajay
         K. L. Beck
         J. F. Chapin
         M. K. Levine


                              Exhibit 18 - page 2